Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 31, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

MPM Holdings Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, MPM Holdings Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form the Registration Statement on Form S-1 (the “Registration Statement”) of the Company relating to the registration under the Securities Act of 1933, as amended, of up to 39,305,469 shares of the Company’s common stock, par value $0.01 per share, that may be offered from time to time by certain stockholders of the Company.

The filing fee in respect of the Registration Statement has been paid.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or the undersigned at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Stephen Psutka, Interim General Counsel

stephen.psutka@momentive.com

MPM Holdings Inc.